ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

October 24, 2013

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Norcraft Companies, Inc.
Amendment No. 2 to Registration Statement on Form S-1
CIK No. 0001582616
SEC Comment Letter dated October 23, 2013

Attn:	Kamyar Daneshvar/Craig Slivka – Legal
Mindy Hooker/Anne McConnell – Accounting

Ladies and Gentlemen:

On behalf of Norcraft Companies, Inc., a Delaware corporation (together with its subsidiaries, the “Company”), we submit in electronic form for review by the Securities and Exchange Commission (the “Commission”) the accompanying Amendment No. 3 (“Amendment No. 3”) of the Registration Statement on Form S-1 of the Company, together with Exhibits, marked to indicate changes to Amendment No. 2 of the Registration Statement submitted to the Commission on October 22, 2013 (the “Registration Statement”).

Amendment No. 3 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated October 23, 2013 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 3 or in the Comment Letter. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 3 and to the prospectus included therein.

Division of Corporation Finance

Securities and Exchange Commission

October 24, 2013

The Company has asked us to convey the following as its responses to the Staff:

Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 54

Liquidity and Capital Resources, Page 62

1.	Please provide a more robust discussion regarding cash flows from operating activities during the interim period. Please specifically discuss the factors that impacted working capital items.

Response to Comment 1:

The Company has revised the Registration Statement in response to the Staff’s comment. Pages 62 and 63 of Amendment No. 3 revise the Registration Statement to provide a more robust discussion regarding cash flows from operating activities during the interim period and to specifically discuss the factors that impacted working capital items.

Consolidated Financial Statements

8. Members’ Equity (Deficit), page F-21

Members’ Equity Subject to Put Request, page F-22

2.	In regard to the members’ equity subject to a put request, please address the following:

•	Clarify if a put request will continue to exist after the reorganization;

•	Clarify how the accretion related to the units subject to a put request will be reflected in your pro forma earnings per share calculations; and

•	Provide a critical accounting policy that explains how you determined the fair value of the units subject to a put request during each period and, if applicable, reconcile the most recent fair value per unit relative to the estimated IPO price.

Response to Comment 2:

The Company respectfully acknowledges the Staff’s comment and clarifies that the put request will not exist after the reorganization. As the pro forma earnings per share calculations assume the reorganization occurred on January 1, 2012, the accretion related to the units subject to the put request will not be reflected in pro forma earnings per share. Said differently, the accretion is deducted in determining net income available to common stockholders and then added back in determining pro forma net income available to common stockholders.

The Company intends to disclose how the accretion related to the units subject to a put request will be reflected in the Company’s pro forma earnings per share calculations when the Company files the pro forma earnings per share calculations.

Division of Corporation Finance

Securities and Exchange Commission

October 24, 2013

The Company has revised the Registration Statement in response to the Staff’s comment.

•	Page 53 of Amendment No. 3 revises the Registration Statement to state that the put request will not continue to exist after the reorganization.

•	Page 57 of Amendment No. 3 revises the Registration Statement to provide a critical accounting policy that explains how the Company determined the fair value of the units subject to a put request during each period. The Company will reconcile the most recent fair value per unit relative to the estimated IPO price once the IPO price is identified.

7. Long-Term Debt, page F-32

Senior Secured Second Lien Notes, page F-33

3.	Please clarify that Norcraft Finance Corp. is “100% owned” and Norcraft Canada Corporation is “100% owned”. Also, please revise note 6 on page F-13 to clarify that Norcraft Canada Corporation is a guarantor and is “100% owned”.

Response to Comment 3:

The Company has revised the Registration Statement in response to the Staff’s comment. Pages F-32 and F-33 of Amendment No. 3 revise the Registration Statement to clarify that Norcraft Finance Corp. is “100% owned” and that Norcraft Canada Corporation is “100 % owned.” Page F-14 of Amendment No. 3 revises the Registration Statement to clarify that Norcraft Canada Corporation is a guarantor and “100% owned.”

9. Subsequent Event, page F-39

4.	Please revise your disclosure to disclose the date through which you evaluated subsequent events and to comply with ASC 855-10-50.

Response to Comment 4:

The Company has revised the Registration Statement in response to the Staff’s comment. Pages F-39 of Amendment No. 3 revise the Registration Statement to disclose the date through which the Company evaluated subsequent events and to comply with ASC 855-10-50.

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Division of Corporation Finance

Securities and Exchange Commission

October 24, 2013

We hope that the foregoing has been responsive to the Staff’s comments. If you should have any questions about this letter or require any further information, please call the undersigned at (212) 841-0623 or Megan Baier of our offices at (212) 596-9412.

Very truly yours,

/s/ Carl Marcellino
Carl Marcellino

cc:	Mark Buller
Leigh Ginter